4 February 2004

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received a notification yesterday dated 3 February 2004, in accordance with Part VI of the Companies Act 1985 (as amended), that Prudential plc and all of its subsidiary companies no longer has a notifiable interest in the Company's current issued share capital.